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Overview   Disclosures   Comments **0**   Updat

Rambler

San Francisco, CA

- Restaurant and bar in a **marquee location**, one block away from **historic Union Square**
- Anchor retail tenant of Hotel Zeppelin, the upscale **Viceroy Hotel Group's** newest designer boutique
- Experienced Executive Chef and management team with **45 years** of restaurant development and operations experience
- This investment is secured by a **blanket lien** on all assets of the company

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Investment Details

12.00%
Annual Return ?

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$100
Invested of $100,000 minimum ?

$100
Minimum investment

1
investor

42 days remaining

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Company Description

Rambler will be a beautifully designed restaurant and bar opening just a block away from Union Square, right in the heart of San Francisco. The restaurant is **opening in early October** and is built within Hotel Zeppelin, the newest concept in the Viceroy Hotel Group's successful line of modern boutique hotels.

Rambler is a modern interpretation of a classic American restaurant or pub, with understated, elegant elements of the 1920's Art Deco era. It is being designed to attract local residents, tourists and office workers for breakfast and lunch by day and dinner and drinks in the evening. With its breadth of food and beverage menu options, Rambler will fill a niche in the restaurant, bar and hotel industry that does not exist in the neighborhood today. It will bring an inclusive, bohemian dining and drinking experience to the Union Square and theater district, embodying an old-world feel with a little bit of a rock n' roll flair.



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Hotel Zeppelin's lobby bar is operated by the Rambler's staff.

Rambler's menu will be centered on a bistro theme and will serve organic and locally grown vegetables as well as naturally raised meats.

Its home inside Hotel Zeppelin plays a key role in its business. After purchasing the historic Prescott Hotel in 2015, Viceroy Hotel Group renovated the space and relaunched it as Hotel Zeppelin in May 2016. Zeppelin has been one of the hottest hotel openings in San Francisco in recent memory.

Rambler is taking over the former location of celebrity chef Wolfgang Puck's first San Francisco restaurant, the iconic Postrio. From the early 1990s until its closing in 2011, Postrio was one of the city's best and most influential restaurants. Wolfgang Puck's famous wood fired pizza oven and grill are being renovated and refurbished for Rambler's use.

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(//cdn-eos.nextseed.co/app/uploads/hotel-zeppelins-lounge.jpg)

Hotel Zeppelin's lounge and public areas serve as extensions of the restaurant's space.

In addition to its own dining room and bar spaces, **Rambler is contracted to provide all of the food and beverage to the entire hotel**. This includes staffing the hotel lobby bar, catering on-site events and providing 24-hour room service for hotel guests.   Read More

Learn more: 🌐 (http://www.ramblersf.com) f (https://www.facebook.com/ramblersf) 📷 (https://www.instagram.com/rambler_sf/)

Offering Summary

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Issuer

Two A&H Entertainment, LLC ("Rambler")

Entity Type

Limited liability company

Principal Office

545 Post Street

San Francisco, CA 94102

Securities

Term Loan

Offering Amount

Minimum of $100,000 and a maximum of $150,000

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/Archives/edgar/data/1682240/000168224016000001/000168224(16-000001-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

100% of the proceeds will be used as working capital for Rambler.



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First floor of Rambler



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Mezzannine level of Rambler

Renderings and floor plan presented in this offering may not reflect the final designs of Rambler.

Key Terms

Minimum Investment

$100

Interest Rate

12% per annum, accrued monthly

Term

24 months

Payments

During the term, the Issuer will make monthly payments of principal and interest.

Maturity

At the end of the term, the Issuer is required to pay the outstanding principal and accrued and unpaid interest.

Prepayment

Prepayment in whole or in part may be made by the Issuer without penalty at the time of any scheduled monthly payment.

Security Interest

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

Total Payment Calculator

Principal	Annual Return*	Term	Total Payment*
$100 ⇕	12.00%	24 months	$113

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* The payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is an illustrative example only and may not reflect actual performance. This does not take into account NextSeed's service fee of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

Invest $500 or more
- $25 gift card

Invest $1,000 or more
- $50 gift card

Invest $5,000 or more
- $100 gift card

- Rambler VIP Card: 20% off food purchases for you + up to 3 guests (12 months, up to $500 in discounts)

Invest $10,000 or more
- $250 gift card
- Rambler VIP Card: 20% off food purchases for you + up to 3 guests (12 months, up to $1,000 in discounts)



(//cdn-eos.nextseed.co/app/uploads/First-floor-of-Ramble.jpg)

Hotel Zeppelin's game lounge serves as an extension of the restaurant's space.

Business Model

Rambler will be open seven days a week for breakfast, lunch and dinner and will serve brunch on weekends. A grab-and-go option and a consistent happy hour program will also serve hotel guests, neighbors, workers and shoppers throughout the week.

The restaurant will have approximately 2,675 square feet on the main floor and an additional 2,000 square feet in the bottom level.

Rambler will serve clientele both in its immediate footprint as well as the rest of the hotel. The kitchen, bar, and wait staff are contracted for all of Zeppelin. The team will be servicing the hotel's lobby bar, providing 24-hour room service for the hotel's 196 rooms and suites, and servicing the food and beverage needs of the game room lounge and private dining. To date, the hotel has sustained a 90%+ occupancy rate.

The Viceroy sales team will be booking the hotel and Rambler with a full slate of private dining and drinking events. Private banquets and events from the hotel sales staff are expected to generate approximately $4 million in annual estimated revenue – approximately half of Rambler's total projections.   Read More

Location Analysis

Rambler will be located at 545 Post Street, San Francisco, CA 94102. The restaurant and bar will be inside Hotel Zeppelin, formerly the historic Prescott Hotel. Hotel Zeppelin, which has garnered numerous media and press mentions, channels the city's energetic bohemian personality and caters to a diverse clientele group. Rambler will take over the former location of celebrity chef Wolfgang Puck's first San Francisco restaurant, the iconic Postrio. Located at the center of San Francisco's Union Square and Theater District, Rambler is situated on prime real estate.

Union Square has been one of the most recognizable landmarks in San Francisco for the last 150 years. Known as San Francisco's crown jewel of shopping, this area is one of the world's premier shopping districts, housing one of the largest collections of department stores, upscale boutiques, art galleries and theaters in the U.S. The neighborhood is a major tourist destination and a vital, cosmopolitan gathering place in downtown San Francisco. Companies such as Twitter, Uber and many others are within walking distance. The high-density location allows Rambler to attract a large breakfast, lunch, happy hour and dinner crowd seven days a week by capitalizing on tourists, office workers and local crowds.



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Large number of corporate Headquarters within a one-mile radius of Rambler

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Leadership



Hugo Gamboa, *Partner*

Hugo is an industry veteran with nearly 30 years of experience launching and operating nearly twenty new restaurants, bars and nightclubs.

While still an undergrad at San Jose State University, he helped open six different venues in California. His success attracted the interest of Heart Throb Entertainment, the company behind New York's famed Crobar, who recruited him right out of school to launch three nightclubs in cities throughout Southern California.   Read More



Adam Snyder, *Partner*

Adam Snyder began his career in the nightlife industry while studying at the University of San Francisco. After graduating, he spent the next four years working in some of San Francisco's most popular establishments, developing a deep knowledge of what truly makes venues attractive to the consumer.

In 2003, Snyder joined forces with Hugo Gamboa and Andy Wasserman to launch his first nightclub. Over the next 6 years, Snyder owned and or managed four other ventures, ranging from neighborhood restaurants to a 26,000 square foot nightclub in Las Vegas.   Read More



Andy Wasserman, *Partner*

Andy Wasserman was born and raised in the city of San Francisco and has had an active role in shaping its ever evolving hospitality scene over the past two decades.

After graduating from USC with a degree in Entrepreneurship and Business Administration, Andy began his career as a financial consultant for Lehman Brothers and Merrill Lynch in downtown San Francisco. While at Merrill, Andy started to organize and promote weekend nightlife events at a variety of night clubs around San Francisco. Andy's reputation within the bar and nightclub world began to grow, as his events drew larger and larger crowds and he turned the venture into a full-time business.   Read More



Robert Leva, *Executive Chef*

Robert Leva has an impressive resume, having served as the Executive Chef at several high profile restaurants and venues throughout the Bay Area.

Robert Leva grew up in Binghamton, New York in a first generation Italian household. Cooking was an intrinsic part of Robert's home, with the kitchen being the focal point of family, celebration and nourishment.

After obtaining a Bachelor's in Anthropology and a brief stint pursuing his graduate studies, Robert realized that he needed to fully pursue his passion and switched gears. He enrolled in the culinary program at NECI in Montpelier, Vermont and began the journey he's been on ever

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since.   Read More



Kingston Wu, *Investor*

Kingston Wu was born and raised in the Bay Area and has had an active involvement in the local service industry for nearly two decades.

After obtaining an undergraduate degree and an MBA from the University of California, Berkeley, Haas School of Business, Kingston spent several years working his way up within Blue Chip companies like KPMG and Oracle. He eventually found his calling in the investment business and joined Industry Capital, a San Francisco-based private equity firm with $1.9 billion in assets under management. With over 9 years at the firm, he is currently a Principal at the fund.   Read More

History

★ **2011**
Hat Trick Hospitality group formed

★ **March 2016**
Zeppelin opened

★ **June 2016**
Rambler construction started

★ **October 2016**
Rambler opening







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